

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 5, 2012

<u>**Via E-Mail**</u>

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

>   **Re: Soliciting Materials filed pursuant to Rule 14a-12**
>   **Filed March 28, 2012**
>   **File No. 001-33492**

Dear Mr. Brownstein:

We have reviewed your filing and have the following comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy solicitation materials or provided to the staff on a supplemental basis. We note your disclosure that (i) the acquisition of the Wynnewood refinery has resulted in synergies "significantly greater than originally expected," (ii) you expect the relatively recent change in North American crude oil production to "allow the company to achieve superior margins and industry-leading returns well into the foreseeable future." Provide the support described above, quantifying it to the extent possible.

2.   Please provide us with supplemental support for the disclosure relating to the Macquarie Equities Research March 7, 2012 report.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

>   Sincerely,

>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions